SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

ATS Corporation
(Name of Issuer)

Common shares
(Title of Class of Securities)

00217Y104
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217Y104	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Mason Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 14,914,765
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 14,914,765
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,914,765
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 00217Y104	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Kenneth M. Garschina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 363,950
	6	SHARED VOTING POWER 14,914,765
	7	SOLE DISPOSITIVE POWER 363,950
	8	SHARED DISPOSITIVE POWER 14,914,765
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,278,715
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 00217Y104	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Michael E. Martino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 181,975
	6	SHARED VOTING POWER 14,914,765
	7	SOLE DISPOSITIVE POWER 181,975
	8	SHARED DISPOSITIVE POWER 14,914,765
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,096,740
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 00217Y104	13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER

ATS Corporation (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

483730 Fountain Street North, Building 3 Cambridge, Ontario N3H 4R7

Item 2(a).	NAME OF PERSON FILING

This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons"):

(i)	Mason Capital Management LLC, a Delaware limited liability company ("Mason Capital Management"), with respect to the Common Shares (as defined in Item 2(d)) directly held by Mason Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("Mason Capital Master Fund"), the general partner of which is Mason Management LLC ("Mason Management");
(ii)	Kenneth M. Garschina ("Mr. Garschina"), with respect to the Common Shares directly held by Mason Capital Master Fund and the Common Shares directly held by him; and
(iii)	Michael E. Martino ("Mr. Martino"), with respect to the Common Shares directly held by Mason Capital Master Fund and the Common Shares directly held by him.

Mason Capital Management is the investment manager of Mason Capital Master Fund. Mason Capital Management may be deemed to have beneficial ownership over the Common Shares directly held by Mason Capital Master Fund by virtue of the authority granted to Mason Capital Management by Mason Capital Master Fund and Mason Management to vote and exercise investment discretion over such shares. Mr. Garschina and Mr. Martino are managing principals of Mason Capital Management and the sole members of Mason Management.
The filing of this statement should not be construed as an admission that any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of the Common Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal business office address of Mason Capital Management, Mr. Garschina and Mr. Martino is:
Mason Capital Management LLC 110 East 59th Street New York, New York 10022

CUSIP No. 00217Y104	13G/A	Page 6 of 8 Pages

Item 2(c).	CITIZENSHIP

Name of Reporting Person	Place of Organization/Citizenship

Mason Capital Management LLC	Delaware
Kenneth M. Garschina	United States
Michael E. Martino	United States

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common shares ("Common Shares")

Item 2(e).	CUSIP NUMBER

00217Y104

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 00217Y104	13G/A	Page 7 of 8 Pages

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

Item 4.	OWNERSHIP

The percentage set forth herein is calculated based upon an aggregate of 97,926,161 Common Shares outstanding as of August 8, 2024, as reported in Exhibit 99.1 to the Issuer's Report of Foreign Issuer on Form 6-K filed with the Securities and Exchange Commission on August 8, 2024.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2(a).

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP No. 00217Y104	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

DATE: November 13, 2024

MASON CAPITAL MANAGEMENT LLC

/s/ John Grizzetti
Name: John Grizzetti
Title: Chief Operating Officer

/s/ Kenneth M. Garschina
KENNETH M. GARSCHINA

/s/ Michael E. Martino
MICHAEL E. MARTINO